UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
121

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40214

PUBLIC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/11 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
Sandler O'Neill & Partners, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

919 Third Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
May Della Pietra 212-466-7785
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name — if individual, state last, first, middle name)

100 Park Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

12012145

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, May Della Pietra, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sandler O'Neill & Partners, L.P., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

LAWRENCE BUCKLEY
Notary Public State of New York
No. 01BU6062331
Qualified in Nassau County
Commission Expires 8/6/2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietorss Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Independent Auditors' Report

The Partners
Sandler O'Neill & Partners, L.P.
New York, New York

We have audited the accompanying statement of financial condition of Sandler O'Neill & Partners, L.P. (the "Partnership") as of December 31, 2011, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sandler O'Neill & Partners, L.P. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

February 27, 2012

Sandler O'Neill & Partners, L.P.

Statement of Financial Condition

December 31, 2011	
Assets	
Cash and cash equivalents	$158,496,094
Receivables from clearing brokers	7,740,281
Receivables from customers	5,420,214
Financial instruments owned, at fair value	18,001,616
Due from related parties	19,172
Fixed assets, net of accumulated depreciation and amortization of $7,407,705	6,742,870
Other assets	4,672,857
	$201,093,104
Liabilities and Partnership Capital	
Liabilities:	
Financial instruments sold, not yet purchased, at fair value	$ 105,912
Commissions and bonuses payable	59,657,147
Accrued expenses and other liabilities	7,212,146
Total Liabilities	66,975,205
Commitments and Contingencies (Note 7)	
Partnership Capital	134,117,899
	$201,093,104

See accompanying notes to statement of financial condition.

1. Organization

Sandler O'Neill & Partners, L.P. ("Partnership") is a Delaware limited partnership. The Partnership provides brokerage and investment banking services. The Partnership is registered as a broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Partnership has agreements with clearing brokers ("Brokers") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Partnership operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

Effective January 3, 2011, two private equity firms consummated the purchase of an indirect, passive, significant minority interest in the Partnership pursuant to the terms of certain agreements among the parties thereto.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are expressed in United States (U.S.) dollars.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments, with original maturities of ninety days or less that are not held-for-sale in the ordinary course of business, as cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. As of December 31, 2011, the Partnership had cash equivalents of $148,995,517 in U.S. Treasury and U.S. Government agency securities.

Fixed Assets

Furniture and fixtures and other equipment are depreciated over the estimated useful lives of the assets (ranging from 5-7 years) using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the respective lease (ranging from 1-10 years), using the straight-line method.

Fair Value Measurement

Investments in all financial instruments are measured at fair value.

The fair values of the Partnership's assets and liabilities, which qualify as financial instruments under Accounting Standards Codification ("ASC") 825, "Financial Instruments", approximate the carrying amounts presented in the financial statements.

Fair value estimates are made at a specific point in time, based on market conditions and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

ASC 820, "Fair Value Measurements and Disclosures", establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the financial instruments developed based on market data obtained from sources independent of the Partnership. Unobservable inputs are inputs that reflect the Partnership's assumptions about the factors market participants would use in pricing the financial instruments developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical investments that the Partnership has the ability to access. An active market for the investment is a market in which transactions for the investment occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of the investment does not entail a significant degree of judgment. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable, supported by little or no market activity, and significant to the overall fair value measurement.

The availability of observable inputs can vary from financial instruments to financial instruments and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Partnership in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Partnership's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Partnership uses prices and inputs that are current and best available as of the measurement date, including during periods of market dislocation.

The following are types of financial instruments the Partnership held as of December 31, 2011:

Equities Securities

Equities securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy.

Non-Agency Mortgage-Backed Securities

Investments in these mortgage-backed securities and mortgage-backed derivatives are carried at fair value as determined by the Partnership from various valuation metrics, including, but not limited to, bid quotes from independent brokers, recently executed transactions and ask quotes of similar securities.

All mortgage-backed securities valued by the Partnership are categorized in Level 2 of the fair value hierarchy.

U.S. Government Agency Securities

U.S. government agency securities include to-be-announced ("TBA") securities and mortgage pass-through certificates. TBA securities are generally valued using quoted market prices or are benchmarked thereto. Fair value of mortgage pass-through certificates is determined via a simulation model, which considers different rate scenarios and historical activity to calculate a spread to the comparable TBA security. U.S. government agency securities and mortgage pass-through certificates are generally categorized in Level 1 or 2 of the fair value hierarchy.

Portfolio Companies

Investments in portfolio companies are generally valued at their net asset value as reported by the underlying funds in accordance with their respective agreements.

The assets of the investments in portfolio companies consist principally of readily marketable securities, which are valued at quoted market prices. However, because the Partnership does not directly invest in the underlying securities of the investment funds, and due to restrictions on the transferability and timing of withdrawals from the portfolio companies, the amounts realized upon liquidation could differ from such reported values.

The Partnership follows the practical expedient provision of ASC 820 which permits the measurement of fair value based on the net asset value of the investment, without further adjustment, unless it is probable that the investment will be sold at a value significantly less than the net asset value. In using net asset value as a practical expedient, certain attributes of the investment that may affect the fair value of the investment are not considered in measuring fair value. Attributes of those investments include the investment strategies of the investees and may also include, but are not limited to, restrictions on the investor's ability to redeem its investments at the measurement date and any unfunded commitments.

The investments are included in Level 3 of the fair value hierarchy.

Trading Activities

In the normal course of business, the Partnership is engaged in various securities trading and brokerage activities servicing primarily domestic institutional clients. Trading activities are mainly generated by client order flow and the Partnership may, at times, take positions in financial instruments in order to facilitate institutional client transactions. These financial instruments may have varying degrees of off-balance sheet risk.

The Partnership's financial instruments are subject to the following:

Market Risk

Market risk represents the potential loss that can be caused by a change in the fair value of the financial instrument.

Credit Risk

Credit risk represents the potential loss that the Partnership would incur if the counterparties failed to perform pursuant to the terms of their obligations. The Partnership may be obligated to discharge the obligation of one or more non-performing counterparties and, as a result, may incur a loss if the fair value of the related securities differs from the contract amount. The Partnership minimizes its exposure to credit risk by monitoring counterparty exposure on a regular basis.

Liquidity Risk

Liquidity risk represents the possibility that the Partnership may not be able to rapidly adjust the size of its positions in times of high volatility and financial stress at a reasonable price.

Interest Rate Risk

Interest rate risk represents a change in interest rates which could result in an adverse change in the fair value of an interest-bearing financial instrument.

Prepayment Risk

Prepayment risk represents the full or partial repayments of principal prior to the original term which could result in an adverse change in the fair value of the debt security. Prepayment risk is a major risk of mortgage-backed securities and certain asset-backed securities. For certain asset-backed securities, the actual maturity may be less than the stated maturity.

Securities Sold, Not Yet Purchased

The Partnership has sold securities that it does not own and will, therefore, be obligated to purchase such securities at a future date. A gain, limited to the price at which the Partnership sold the security short, or a loss, potentially unlimited in amount, will be recognized upon the termination of a short sale. The Partnership has recorded this obligation in the financial statements at the year-end fair value of the securities. There is an element of market risk in that, if the securities sold short increase in value, it will be necessary to purchase the securities sold short at a cost in excess of the obligation reflected in the statement of financial condition.

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the Partnership to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates and those differences could be material.

Income Taxes

For income tax purposes, the Partnership's income flows through to each partner's individual income tax returns. As a result, the Partnership is not liable for Federal or New York State and New York City income taxes. The financial statements include a provision for New York City Unincorporated Business Tax.

The Partnership applies the provisions of ASC 740, "Income Taxes", which clarifies the accounting for and reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 requires that the Partnership determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Partnership presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

The Partnership has analyzed the positions for all open tax years, and the positions to be taken for the tax year ended December 31, 2011 in its major jurisdictions, and has determined whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Partnership has determined the major tax jurisdictions to be where the Partnership is organized and where the Partnership makes investments. No reserves for uncertain tax positions were required to have been recorded as a result of the adoption of ASC 740 for the year ended December 31, 2011. However, the Partnership's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Partnership recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of income. As of December 31, 2011, there was no impact to the financial statements relating to accounting for uncertainty in income taxes.

New Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." ASU 2011-04 amended ASC 820 to provide a consistent definition of fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. Some of the amendments clarify the application of existing fair value measurement and disclosure requirements, while other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Partnership management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Partnership's financial statements.

3. Financial Instruments

The following presents the Partnership's financial instruments' fair value hierarchy measured at fair value on a recurring basis as of December 31, 2011:

	Fair Value Hierarchy			
	Level 1	Level 2	Level 3	Total
Assets				
United States:				
Financial instruments owned:				
Exchange-traded equity securities:				
Diversified financial services	$2,619,402	$ -	$ -	$ 2,619,402
Other	18,455	-	-	18,455
Exchange-traded equity preferred securities:				
Diversified financial services	1,510,200	-	-	1,510,200
Corporate bonds:				
Diversified financial services	-	3,507,742	-	3,507,742
Asset-backed securities:				
Non-agency mortgage-backed securities	-	2,068,544	-	2,068,544
Other asset-backed securities	-	-	170,182	170,182
Other investments:				
Investments in portfolio companies	-	-	8,066,691	8,066,691
Other	-	-	40,400	40,400
Total financial instruments owned	$4,148,057	$5,576,286	$8,277,273	$18,001,616
Liabilities				
United States:				
Financial instruments sold, not yet purchased:				
Exchange-traded equity securities:				
Diversified financial services	$ 105,912	$ -	$ -	$ 105,912
Total financial instruments sold, not yet purchased	$ 105,912	$ -	$ -	$ 105,912

Changes in Level 3 assets are measured at fair value on a recurring basis for the year ended December 31, 2011.

	Beginning Balance	Realized Gains or (Losses)	Unrealized Gains or (Losses)	Total Realized and Unrealized Gains or (Losses)	Purchases, Sales, Other Settlements and Issuances, Net	Transfers in and/or Out	Ending Balance
Assets							
Financial instruments owned:							
Other asset-backed securities	$ 641,909	$892,211	$(349,185)	$ 543,026	$(1,014,753)	$ -	$ 170,182
Investments in portfolio companies	8,251,920	-	(139,717)	(139,717)	(45,512)	-	8,066,691
Other	89,360	-	(48,960)	(48,960)	-	-	40,400
	$8,983,189	$892,211	$(537,862)	$ 354,349	$(1,060,265)	$ -	$8,277,273

4. Clearing Agreements

Receivables From Clearing Brokers

The Partnership has clearing agreements with three brokerage firms to carry its accounts as a customer of the clearing firms and the accounts of its customers. At times, the Partnership will have receivables from these clearing firms. Receivables from clearing firms include proceeds from securities sold, including financial instruments sold not yet purchased and commissions related to securities.

The Partnership is required to maintain a collateral account with a minimum fair value of $5,000,000 in cash or qualifying U.S. Treasury securities. As of December 31, 2011, collateral of approximately $5,000,000 in qualifying U.S. Treasury securities is included in cash and cash equivalents.

5. Related Party Transactions

The Partnership pays certain general and administrative expenses on behalf of affiliates for which it is reimbursed. As of December 31, 2011, the Partnership had related party receivables of $19,172.

The Partnership at December 31, 2011 has approximately $4,856,000 in investments in portfolio companies of a related party which is included in financial instruments owned, at fair value.

6. Fixed Assets, Net

Fixed assets, net at December 31, 2011 consist of the following:

	Estimated Useful Life	Amount
Equipment	5 years	$ 2,890,203
Furniture and fixtures	7 years	1,481,776
Leasehold improvements	Life of lease	6,427,312
Construction in progress		3,351,284
		14,150,575
Less: Accumulated depreciation and amortization		(7,407,705)
		$ 6,742,870

7. Commitments and Contingencies

Litigation

The Partnership is a defendant in various legal actions arising in the normal course of its activities as a broker-dealer. While predicting the outcome of litigation is inherently very difficult, and the ultimate resolution, range of loss and impact on operating results cannot be reliably estimated, management believes, based upon its understanding of the facts and the advice of applicable legal counsel, that it has meritorious defenses for all such actions and it intends to defend each of these vigorously, and that the resolution of these actions in the aggregate is not expected to have a materially adverse effect on the Partnership's financial position.

Operating Leases

The Partnership leases office space and equipment under noncancellable lease agreements expiring through 2027. Minimum rental payments are approximately:

Year ending December 31,	
2012	$ 3,232,000
2013	5,346,000
2014	5,156,000
2015	5,118,000
2016	5,129,000
Thereafter	58,187,000
	$82,168,000

8. Profit Sharing Plan

The Partnership has a profit sharing plan under Section 401(k) of the Internal Revenue Code ("Code") covering substantially all of its employees. Participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Code.

9. Regulatory Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2011, the Partnership had regulatory net capital of approximately $100,234,000 and a minimum regulatory net capital requirement of approximately $4,458,000. The regulatory net capital ratio of the Partnership was .67 to 1.

10. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Partnership's financial statements through February 27, 2012, the date the financial statements were available to be issued. Management has determined that there are no material events that would require disclosure in the Partnership's financial statements other than those listed below.

For the period from January 1, 2012 through February 27, 2012 the Partnership recorded capital withdrawals of approximately $21,639,000.